Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191647

Important Notice Regarding Kraft Foods Group, Inc. Direct Stock Purchase and Dividend Reinvestment Plan

Dear Valued Investor:
As previously announced, on March 24, 2015, Kraft Foods Group, Inc. (“Kraft”) and H. J. Heinz Holding Corporation (“Heinz”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) to combine to form The Kraft Heinz Company (“Kraft Heinz”).

In the merger, each outstanding share of Kraft common stock issued and outstanding immediately prior to the effective time of the merger (other than deferred shares and restricted shares) will be converted into the right to one share of Kraft Heinz common stock. In addition, prior to the effective time of the merger, Kraft will declare a special cash dividend equal to $16.50 per share of Kraft common stock to shareholders of Kraft as of a record date immediately prior to the closing of the merger. Following the merger, Kraft common stock will be delisted from the NASDAQ Stock Market and deregistered under the Securities Exchange Act of 1934, and Kraft will no longer be required to file periodic reports with the Securities and Exchange Commission in respect of Kraft common stock. Completion of the merger is subject to the satisfaction or waiver of various conditions and approvals.

In light of the merger, effective May 4, 2015, Kraft will suspend the Kraft Direct Stock Purchase and Dividend Reinvestment Plan (“Kraft Direct” or the “Plan”). Investors will not be able to purchase shares of Kraft common stock under the Plan once the Plan has been suspended.

Distribution Reinvestment
Once the Plan has been suspended, existing shareholders will not be permitted to have cash distributions automatically reinvested in additional shares of Kraft common stock under the Plan. Instead, Plan participants will receive a check for any cash distributions paid on shares of Kraft common stock held on the applicable record date, irrespective of a prior election to have such distributions automatically reinvested. If the Plan is reinstated, which Kraft does not currently expect will occur, participant elections in effect at the time of the suspension will remain in effect and subsequent cash distributions will be automatically reinvested in accordance with those elections.

Optional Cash Investment
Once the Plan has been suspended, existing shareholders and new investors also will not be permitted to purchase Kraft common stock through optional cash investments under the Plan. For participants who have elected to purchase Kraft common stock under the Plan through automatic withdrawal of funds from a bank account, the last scheduled withdrawal occurred on April 15, 2015 and no further withdrawals will be debited during the suspension period. Upon a reinstatement of the Plan, if any, automatic withdrawal elections in effect at the time of the suspension will remain in effect for future purchases. For participants who have sent funds by check to, Wells Fargo Shareowner Services, the Plan Administrator, for investment dates subsequent to May 4, 2015, those funds will be returned to you.

The suspension does not affect shares of Kraft common stock acquired under the Plan prior to May 4, 2015, nor does it restrict your ability to access your Plan account or sell common stock held in that account.

While Kraft does not currently expect to reinstate the Plan, Plan participants will be notified of a reinstatement of the Plan, if any. Upon a reinstatement, the Plan is expected to function and be administered in substantially the same manner as prior to the suspension. Kraft reserves the right to terminate the Plan at any time without prior notice.

For further information, please contact Wells Fargo Shareowner Services toll free at 1-855-598-5493 or direct at 651-450-4064. Representatives are available Monday through Friday from 7:00 a.m. to 7:00 p.m. Central Time.

Any questions regarding the termination of the Plan should be submitted to the Plan Administrator as follows:

Internet:
www.shareowneronline.com
Available 24 hours a day, 7 days a week for access to account information and answers to many common questions and general inquiries.

Email:
Go to www.shareowneronline.com and select Contact Us.

Telephone:
1-855-598-5493 Toll-Free
651-450-4064 outside the United States
Shareholder Relations Specialists are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Central Time.
You may also access your account information 24 hours a day, 7 days a week using our automated voice response system.

Written correspondence:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856

Certified and overnight delivery:
Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

Additional Information Regarding the Merger and Where to Find It
This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz has filed a registration statement on Form S-4, containing a proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft are available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz are available free of charge on Heinz’s website at http://www.heinz.com/.
Participants in the Solicitation
Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz are set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.